Exhibit 99.1
Change in the number of shares owned by the largest shareholder of Shinhan Financial Group

On October 23, 2023, Shinhan Financial Group Co., Ltd. reported that the number of common shares owned by its largest shareholder, Korea’s National Pension Service (“NPS”), had increased from 38,918,475 shares of common stock (representing 7.51%, as of June 30, 2023) to 40,069,462 shares of common stock (representing 7.77%, as of September 30, 2023). This disclosure is based on the results of shareholder registry closing as of September 30, 2023.